Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-280083

July 29, 2024

Pricing Term Sheet

Eastman Chemical Company

$500,000,000 5.000% Notes due 2029

Issuer:	Eastman Chemical Company (the “Company”)

Expected Ratings(1):	Baa2 (stable) / BBB (stable) (Moody’s / S&P)

Trade Date: Settlement Date(2): Security Type:	July 29, 2024 August 1, 2024 (T+3) Senior Unsecured Notes

Offering Format:	SEC-Registered

Principal Amount:	$500,000,000

Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, beginning February 1, 2025

Maturity Date:	August 1, 2029

Coupon:	5.000%

Price to Public:	99.712% of the principal amount, plus accrued interest, if any, from August 1, 2024

Yield to Maturity:	5.066%

Benchmark Treasury:	4.000% due July 31, 2029

Benchmark Treasury Price and Yield:	99-22+; 4.066%

Spread to Benchmark Treasury:	+100 bps

Make-whole Call:	Prior to July 1, 2029 at T + 15 bps

Par Call:	On or after July 1, 2029

Change of Control:	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:	The Company intends to use a portion of the net proceeds from this offering to fund a cash tender offer (the “Tender Offer”) for up to $250,000,000 aggregate principal amount of the Company’s outstanding 3.800% Notes due 2025 as described in, and upon the terms and conditions set forth in, the Company’s offer to purchase dated July 29, 2024, and to pay any related fees and expenses in connection with the Tender Offer. The completion of the Tender Offer is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon completion of the Tender Offer. The Company further intends to use any remaining net proceeds for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with implementation of its strategic initiatives.

CUSIP / ISIN:	277432AZ3 / US277432AZ35

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30 / 360

Clearing and Settlement:	DTC

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

(1) A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect that delivery of the notes will be made against payment therefor on or about the closing date, which will be on or about the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-l of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s website at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403 or Morgan Stanley & Co. LLC at 1-866-718-1649.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on July 29, 2024 relating to its prospectus dated June 10, 2024 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.